UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

May 4, 2023

Commission File Number: 000-55631

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Suite 901, Tesbury Centre

28 Queen’s Road East

Wanchai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K and other reports filed by the Company from time to time with the Securities and Exchange Commission (collectively the “Filings”) contain or may contain forward-looking statements and information that are based upon beliefs of, and information currently available to, the Company’s management as well as estimates and assumptions made by the Company’s management. When used in the filings, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan” or the negative of these terms and similar expressions as they relate to the Company or the Company’s management identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

CHANGE OF CERTIFYING ACCOUNTANTS

Resignation of Previous Independent Registered Public Accounting Firm

On May 4, 2023, the Company accepted the resignation of K. R. Margetson Ltd. (“Margetson”) as its independent registered public accounting firm. The report of Margetson on our financial statements for the fiscal year ended March 31, 2022 contained no adverse opinion or disclaimer of opinion and was not modified. The decision to accept the resignation and change the Company’s independent accountant was approved and ratified by our Board of Directors (the “Board of Directors”) on May 4, 2023.

During our two most recent fiscal years and through the date of this report, we have had no disagreements with Margetson on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Margetson, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period.

During our two most recent fiscal years and through the date of this report, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the Securities and Exchange Commission (the “SEC”).

We provided Margetson with a copy of this disclosure before the filing was made with the SEC. We requested that Margetson provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from Margetson addressed to the SEC stating that it agrees with the above statements. A copy of such letter, dated May 11, 2023, is filed as Exhibit 99.1 to this report.

Appointment of New Independent Registered Public Accounting Firm

The Company has engaged Centurion ZD CPA & Co. (“Centurion ZD”) as its new independent registered public accounting firm. The decision to engage and appoint Centurion ZD as the Company’s independent accountant was approved and ratified by our Board of Directors on May 4, 2023. In approving the selection of Centurion ZD as the Company’s new independent accounting firm, our Board of Directors considered all relevant factors, including that Centurion ZD was previously engaged as the Company’s independent registered public accounting firm, which audited the Company’s financial statements for the fiscal years ended March 31, 2020 and 2021.

During the two most recent fiscal years and through the date of our engagement, we did not consult with Centurion ZD regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

EXHIBITS.

Exhibit	Description

99.1	Letter from K. R. Margetson Ltd to the Securities and Exchange Commission dated May 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2023	ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

/s/ CHANG, Ting Ting
Name: CHANG, Ting Ting Title: Chief Executive Officer

/s/ PANG Fung Ming
PANG Fung Ming
Chief Financial Officer and Director